Exhibit 99.2

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

September 5, 2013

Bell Canada

Series M-29 MTN Debentures

Indicative Term Sheet

Issuer:	Bell Canada (the “Company”)

Guarantor:	BCE Inc. (the “Guarantor”)

Guarantee:	Unconditionally guaranteed as to payment of principal, interest, and other payment obligations by the Guarantor

Issue:	Series M-29 MTN Debentures (the “Debentures”) issued pursuant to a Short Form Base Shelf Prospectus dated May 17, 2013, a Prospectus Supplement dated June 12, 2013 and a Pricing Supplement to be dated September 5, 2013

Term:	10 Years

Principal Amount:	Minimum CAD $450,000,000

Ranking:	The Debentures will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada

Pricing Date:	September 5, 2013

Settlement Date:	September 10, 2013 (T+3)

Maturity Date:	September 11, 2023

Coupon:	— % per annum, payable in equal semi-annual installments in arrears on March 11 and September 11 of each year, commencing on March 11, 2014 (long first coupon of $ — )

Issue Spread:	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

Yield to Maturity:	— %

Issue Price:	$ — per $100 principal amount

Use of Proceeds:	The net proceeds of this offering will be used by Bell Canada to finance the redemption, on August 9, 2013, of all of Bell Canada’s $1,000,000,000 principal amount of 4.85% Debentures, Series M-20, due June 30, 2014, which was financed on an interim basis by short term borrowings.

Change of Control:	101% put upon the occurrence of both a Change of Control and Rating Event

Redemption:	The Debentures may be redeemed at any time prior to June 11, 2023 at the option of the Company, in whole or, from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of (a) the Canada Yield Price of the Debentures (Government of Canada Yield+ — bps), or (b) 100% of the principal amount thereof, together with accrued and unpaid interest. The Debentures may be redeemed at any time on or after June 11, 2023 at the option of the Company, in whole but not in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount thereof together with accrued and unpaid interest.

Form and Denomination:	Book entry only through participants in CDS

CUSIP/ISIN:	07813ZBF0 / CA 07813ZBF05

Syndicate:

RBC Dominion Securities Inc. (Joint Bookrunner and Co-Lead)

Merrill Lynch Canada Inc. (Joint Bookrunner and Co-Lead)

TD Securities Inc. (Joint Bookrunner and Co-Lead)

BMO Nesbitt Burns Inc.

CIBC World Markets Inc.

Desjardins Securities Inc.

National Bank Financial Inc.

Scotia Capital Inc.

Barclays Capital Canada Inc.

Citigroup Global Markets Canada Inc.

Casgrain & Company Limited

There is no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased pursuant to the Prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures, and the extent of issuer regulation. See “Risk Factors” under the Prospectus.

The Company has filed a registration statement (including a prospectus supplement and a prospectus and certain documents incorporated by reference therein) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request them by calling toll-free to RBC Capital Markets, LLC at 1-866-375-6829, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or TD Securities (USA) LLC at 1-800-263-5292.

A copy of the short form base shelf prospectus and the prospectus supplement, dated May 17, 2013 and June 12, 2013, respectively, is available at www.SEDAR.com